Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-289205

DAVION HEALTHCARE PLC

(Incorporated in the Republic of Ireland)

PROSPECTUS SUPPLEMENT

To the prospectus included in Post-Effective Amendment No. 7 dated September 2, 2026,

as supplemented by the prospectus supplement dated October 13, 2026

25,000,000 Ordinary Shares

Par Value €0.01 per Share

Proposed Nasdaq Global Market Trading Symbol: DAVI

EXECUTIVE LEADERSHIP AND BOARD TRANSITION

AND EXECUTIVE SALARIES

This prospectus supplement updates and supplements the prospectus of Davion Healthcare Plc (the “Company,” “Davion,” “we,” “us” or “our”) forming part of our Registration Statement on Form F-1 (Registration No. 333-289205), as amended, including Post-Effective Amendment No. 7, and the prospectus supplement dated October 13, 2026 (together, the “Prospectus”). This supplement should be read together with the Prospectus and is qualified by reference to it, except to the extent that this supplement updates or supersedes information in the Prospectus.

This supplement updates the disclosures under “Management” and “Compensation of Executive Officers and Directors” concerning the appointment of a new Chief Executive Officer and Chief Operating Officer, the transition of Jack Kaye to Chairman, the continued Board service of Sir Eric Peacock and the annual salaries for the incoming executive roles.

Our ordinary shares are expected to commence trading on the Nasdaq Global Market on Thursday, October 22, 2026, under the symbol “DAVI.” The leadership changes described in this supplement will take effect upon commencement of trading on Nasdaq.

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” in the Prospectus before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 20, 2026.

Executive Leadership and Board Transition

Upon commencement of trading on Nasdaq, Glenn Williams will be appointed Chief Executive Officer and Jeremy North will be appointed Chief Operating Officer. Jack Kaye, the Company’s current Chief Executive Officer, will cease to serve in that role and will become Executive Chairman, continuing to provide strategic guidance to the Group and its Board.

Sir Eric Peacock will step down as Chairman and will remain on the Board as an independent Non-Executive Director.

Mr. Williams is a healthcare, finance and operations executive with more than 35 years of experience across healthcare systems, pharmaceutical and medical device companies, insurance and private equity-backed businesses. He has led or participated in more than $1 billion of mergers and acquisitions and due-diligence activity and previously held senior roles at Care Finders Total Care, where he helped prepare the business for its subsequent sale in a transaction valued at more than $350 million.

Mr. North has more than 30 years of experience in corporate finance, mergers and acquisitions, fundraising, business transformation and public markets in the United States and United Kingdom. His previous roles include Chief Executive Officer and Chief Financial Officer of CloudMade Group, where he led the turnaround and subsequent sale of the business to Stellantis, together with prior Nasdaq board experience.

Annual Salaries

The annual salaries for the incoming executive roles will be as follows:

Executive	Position	Annual Salary in US Dollars
Jack Kaye	Chairman	$600,000
Glenn Williams	Chief Executive Officer	$516,000
Jeremy North	Chief Operating Officer	$420,000

The foregoing salary disclosure updates and supersedes, to the extent inconsistent, the prospective annual remuneration disclosure for Jack Kaye in the Prospectus in respect of his incoming Chairman role. Historical compensation disclosures are not amended by this supplement.

Operational Directorate

The Company is establishing an Operational Directorate as its principal executive management body, responsible for the Group’s day-to-day operations and execution of its strategy. Led by Mr. Williams, it will include the Chief Financial Officer, Chief Operating Officer and Chief Commercial Officer, with other senior executives and advisers participating as required. Its responsibilities will include product commercialisation, international distribution, operational performance, acquisition evaluation and execution, and post-acquisition integration. The Directorate will report to the Board, which retains responsibility for overall strategy, governance and oversight.

References in the Prospectus to Mr. Kaye as Chief Executive Officer and Sir Eric Peacock as Chairman are updated to reflect the transition described above from its effective time. Except as expressly updated by this supplement, the Prospectus remains unchanged.

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